

09056105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-51278

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYNERGY INVESTMENT GROUP, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

8320 UNIVERSITY EXECUTIVE PARK DRIVE
(No. and Street)

CHARLOTTE   NORTH CAROLINA   28262
(City)   (State)   (Zip code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY J. BAIN   (704) 333-7637
                                              (Area Code-Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FAULKNER AND THOMPSON, P.A.
(Name-if individual, state, last, first, middle name)

226 NORTHPARK DRIVE, #110	ROCK HILL	SC	29730
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in U.S. or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Oath or Affirmation

I, **Timothy J. Bain,** *swear* (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Synergy Investment Group, LLC,** as of **December 31, 2008,** are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer.

_____
Signature

Chief Operating Officer, Chief Financial Officer
Title

Subscribed and sworn to before me this
2̲7̲ day of February, 2009.

_____ Comm. Exp. 7/21/2010
Notary Public

This report ** contains (check all applicable boxes):

_X_	(a)	Facing page.
_X_	(b)	Statement of Financial Condition.
_X_	(c)	Statement of Income (Loss).
_X_	(d)	Statement of Changes in Financial Condition.
_X_	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
_____	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
_X_	(g)	Computation of Net Capital.
_____	(h)	Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.
_____	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
_____	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
_____	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X_	(l)	An Oath or Affirmation.
_____	(m)	A copy of the SIPC Supplemental Report.
_X_	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

For the year January 1, 2008 to December 31, 2008

Synergy Investment Group, LLC

(Name of Respondent)

8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Address of Principal Executive Offices)

Timothy J. Bain

Synergy Investment Group, LLC
8320 University Executive Park Drive
Charlotte, North Carolina 28262

(Name and address of person authorized to receive
notices and communications from the Securities
and Exchange Commission)

SYNERGY INVESTMENT GROUP, LLC
REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

TABLE OF CONTENTS

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT

The Manager and Members
Synergy Investment Group, LLC

We have audited the accompanying statement of financial condition of Synergy Investment Group, LLC as of December 31, 2008, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Synergy Investment Group, LLC as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Faulkner and Thompson, P.A.

Rock Hill, South Carolina
February 20, 2008

ASSETS

ASSETS

Cash and cash equivalents	$ 1,335,506
Receivables from clearing organizations	149,568
Deposits with clearing organizations and others	484,801
Receivables from broker-dealers, net of allowance for uncollectible accounts of $204,000	132,173
Receivable from related parties	52,083
Prepaid expenses	40,255
Furniture, equipment and leasehold improvements, net of accumulated depreciation	39,386
Total assets	$ 2,233,772

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable to broker-dealers	$ 307,995
Other accounts payable and accrued expenses	639,586
Total liabilities	947,581
MEMBERS' EQUITY	1,286,191
Total liabilities and members' equity	$ 2,233,772

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF INCOME
For the year ended December 31, 2008

REVENUE		
Commission and related income	$	10,379,156
Investment advisory fees		356,775
Total revenue		10,735,931
OPERATING EXPENSES		
Non-employee sales commissions		7,086,306
Employee compensation and benefits		1,492,624
Clearing and execution charges		1,043,546
Professional fees		345,948
Management fees		275,347
Insurance		255,718
License and registration		197,709
Litigation		136,000
Rent and occupancy		104,750
Bad debts		94,143
Advertising and promotion		82,550
Miscellaneous expenses		82,407
Travel and entertainment		54,813
Technology		53,813
Telephone and communications		30,883
Depreciation and amortization		16,930
Total operating expenses		11,353,487
Net income / (loss)	$(	617,556)

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2008

MEMBERS' EQUITY, BEGINNING OF YEAR	$	944,079
Contributed capital		984,668
Distributions to members	(	25,000)
Net income/(loss)	(	617,556)
MEMBERS' EQUITY, END OF YEAR	$	1,286,191

The accompanying notes are an integral part of these financial statements.

SYNERGY INVESTMENT GROUP, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2008

CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$(	617,556)
Adjustments to reconcile net income to net cash		
used for operating activities		
Depreciation and amortization		16,930
Increase in reserve to uncollectible accounts receivable		81,000
Changes in operating assets and liabilities		
Decrease in receivables from clearing organizations		253,867
Decrease in deposits with clearing organizations		155,105
Decrease in receivables from broker-dealers		95,215
Decrease in prepaid expenses		34,897
Decrease in accounts receivable from related parties		86,420
Increase in accounts payable and accrued expenses		75,062
Decrease in accounts payable to broker-dealers	(	141,870)
Net cash provided by operating activities		39,070
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment	(	6,827)
Net cash used for investing activities	(	6,827)
CASH FLOW FROM FINANCING ACTIVITIES		
Payment of dividends	(	25,000)
Capital contributions		984,668
Net cash provided by financing activities		959,668
Increase in cash		991,911
CASH, BEGINNING OF YEAR		343,595
CASH, END OF YEAR	$	1,335,506

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Synergy Investment Group, LLC (the *Company*) is registered as a broker-dealer with the Securities and Exchange Commission (*SEC*) and is a member of the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers, Inc. (*NASD*). The Company was formed on June 24, 1998 as a North Carolina Limited Liability Company and received its broker-dealer status June 25, 1999. As a limited liability company, members have limited liability for certain acts. The Company's charter will terminate in the year 2099. The Company has offices in the southeastern United States and throughout other areas in the United States. The Company's primary source of revenue is derived from providing brokerage services and electronic trading facilities to customers who are predominantly middle and upper income individuals and small and middle-market businesses. The Company clears all of its customer transactions through other broker-dealers on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less when purchased to be cash equivalents. At December 31, 2008, $484,801 of the Company's cash balance was held by clearing brokers and was therefore restricted and not included in cash.

Securities Transactions

Securities transactions, commission revenue and commission expenses are recorded on a trade-date basis. Unrealized gains and losses on securities transactions, if any, are included in riskless principal transactions in the statement of income. Marketable securities are recorded at market value.

Receivables from Brokers or Dealers

Receivables from brokers or dealers are reported at the amount management expects to collect on balances outstanding at year-end. The Company establishes an allowance for uncollectible accounts receivable based on historic experience and any specific customer collection issues that the Company has identified. Uncollectible accounts receivable are written off when settlement is reached for an amount that is less than the historical balance or when the Company has determined the balance will not be collectible.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment is recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to forty years. Leasehold improvements are amortized over the lesser of their economic useful lives or the expected term of the related lease.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees received in advance are recognized as earned.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2008:

Computers and office equipment	$ 70,634
Leasehold improvements	20,476
Computer software	16,095
Furniture and fixtures	7,046
	114,251
Less: Accumulated depreciation and amortization	(74,865)
	$ 39,386

Depreciation and amortization expense for the year ended December 31, 2008 totaled $16,930.

NOTE 4 – INCOME TAXES

The Company, as a limited liability company under the Internal Revenue Code and applicable state statutes, has elected to be treated as a partnership for income tax purposes. Any income or loss of the Company flows through to the members to be taxed at the members' respective rates. Accordingly, no provision has been made for Federal or state income taxes in the accompanying financial statements.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company paid $275,347 to a related party for management, certain employee-related costs and other operational costs.

The Company rents a facility from a related party on a month-to-month basis. Rent expense for 2008 amounted to $104,750.

At December 31, 2008, net amounts due from related parties amounted to $46,882.

During the year ended December 31, 2008, the parent company made a capital infusion in the amount of $984,668. The Company made distributions to its parent company amounting to $25,000.

NOTE 6 – CONCENTRATIONS OF CREDIT RISK

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, who maintains the customer accounts and clears the customer transactions. Additionally, this clearing broker provides the clearing and depository operations for the Company's proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the customers do not fulfill their obligations with the clearing broker, as the Company has agreed to indemnify the clearing broker for any resulting losses.

The Company performs ongoing credit evaluations of its customers' financial condition as part of the lending process. No single customer accounts for greater than one percent of total revenue.

The Company's cash consists primarily of funds in money market accounts and time deposits. The Company maintains a majority of its cash deposits with one financial institution. These cash deposits are insured by the Federal Depository Insurance Corporation for up to $250,000. As of December 31, 2008, the Company's uninsured cash balance was approximately $1,000,000. To mitigate the associated risks, the Company places its cash deposits with high credit-quality financial institutions.

NOTE 7 – RETIREMENT PLAN

The Company implemented a 401k Plan for the benefit of its employees. From January to June 2008, the Plan required the Company to make a matching contribution equal to the salary reduction contribution of each eligible employee, up to a maximum of four percent of the eligible employee's compensation. The Company contributed approximately $33,000 to the Plan during January through June 2008. As of July 2008, the Company amended the Plan and matching contributions are no longer required.

NOTE 8 – CONTINGENCIES AND COMMITMENTS

In some instances, the Company can be held liable for trades that have not been closed by certain company representatives. However, management believes the likelihood of such an occurrence is remote, and accordingly, no provision has been recorded in these financial statements.

The Company is a defendant in litigation incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes except for the following, the resolution of these lawsuits will not have a material adverse effect on the Company's financial position.

In 2007, the Company was named party to litigation seeking damages of approximately $1,250,000 plus legal fees and costs from the Company and other third parties named in this complaint. The claim relates to funds misappropriated by a former independent contractor of the Company and other third parties. The Company provided for an estimated loss of $250,000 in 2007. This claim was settled subsequent to year end for $150,000.

NOTE 9 – NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) not exceed 15 to 1.

At December 31, 2008, the Company had net capital (as defined) of $548,964, which exceeded the minimum net capital requirements by $365,013. The Company's ratio of aggregate indebtedness to net capital was 1.7 to 1 at December 31, 2008.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2008

SYNERGY INVESTMENT GROUP, LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2008

Net Capital

Total members' equity	$	1,286,191
Deductions and/or charges:		
Nonallowable assets:		
Receivables from related parties	(	52,083)
Furniture, equipment and leasehold improvements, net	(	39,386)
Receivables from broker-dealers and other	(	132,173)
Prepaid expenses	(	40,255)
Non GAAP liability - Included as net capital adjustment by FINRA	(	464,234)
Net capital before haircut		558,060
Haircut	(	9,096)
Net capital	$	548,964

Aggregate Indebtedness

Items included in the statement of financial condition:		
Payable to broker-dealers	$	307,995
Other accounts payable and accrued expenses and other liabilities		639,586
Aggregate indebtedness	$	947,581

Computation of Basic Net Capital Requirements

6-2/3% of aggregate indebtedness	$	63,172

Minimum Dollar Net Capital Requirement	$	183,951
Net Capital Requirement	$	183,951
Excess Net Capital	$	365,013
Ratio: Aggregate Indebtedness to Net Capital		173 %
Excess Net Capital at 1000%	$	454,206

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital as reported in Company's Part II (unaudited) FOCUS Report	$	532,243
Audit adjustments:		
Adjustments to accrued expenses		5,389
Adjustments to commissions payable		11,332
Net capital per above	$	548,964

FAULKNER AND THOMPSON, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

NORTH CAROLINA:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277
TELEPHONE: 704-541-6180
FACSIMILE: 704-846-3103

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

The Manager and Members
Synergy Investment Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Synergy Investment Group, LLC (the *Company*) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (*SEC*), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures , as described in the second paragraph, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Faulkner and Thompson, P.A.

Rock Hill, South Carolina
February 20, 2008

SYNERGY INVESTMENT GROUP, LLC

(A Limited Liability Company)

**REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION**

As of and for the year ended December 31, 2008